

May 13, 2009

<u>By facsimile to (702) 944-7100 and U.S. Mail</u>

Mr. Gregory P. Ruff
President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
QE Brushes, Inc.
6411 South Auer Street
Spokane, WA 99223

Re: QE Brushes, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed May 1, 2009
        File No. 333-157970

Dear Mr. Ruff:

        We reviewed the filing and have the comments below.

<u>General</u>

1.   We note your responses to prior comments 1 and 2 and your reference to Securities Act
        Release No. 6932. Please note, in the paragraph after the one from which you quote, the
        Commission also stated that it would scrutinize offerings "for attempts to create the
        appearance that the registrant is not a development stage company or has a specific
        business plan, in an effort to avoid the application of Rule 419." Based on our prior
        comments and the disclosure in your filing, it appears that your operations are
        commensurate in scope with those ordinarily associated with a blank check company.
        We also note the following:

        •   The substantial similarity between your filing and the registration statement on Form
            S-1 (File No. 333-157878) filed by Koko Ltd., including, but not limited to
            disclosure, management, shareholder base, and selling shareholders.

- Various officers, directors, and shareholders of your company, including the Ruff/Bleiweis and Littler families, have been involved in repeated reverse merger activity at least as far back as 1999.

- The registrant's telephone number is associated with offers to sell Pink Sheet/OTCBB shells (http://thebullandbear.com/classified.html).

Please provide your analysis as to why the prior and current activities of the Ruff/Bleiweis and Littler families and the proposed operations with respect to your company are not commensurate in scope with those ordinarily associated with a blank check company and why you do not need to comply with Rule 419 of Regulation C. In responding to this comment, please specifically address each of the bulleted items above. We may have further comment.

2. We note the disclosure added on page 6 that you "have "no intention of engaging in a reverse merger with any entity in an unrelated industry." Please reconcile with the offer to sell Pink Sheet/OTCBB shells found on the webpage noted above which references your company's telephone number and which appears to be the home telephone number of Mr. Ruff. Additionally, please provide us the names of all shells Mr. Ruff has ever offered to sell.

3. Refer to prior comment 2. As requested previously, provide a discussion and analysis of a specific business plan for the next 12 months. We note disclosure on page 36 and elsewhere that QE Brushes has no revenues and insufficient cash to pursue its business plan in the next 12 months.

4. Since there is substantial doubt about QE Brushes' ability to continue as a going concern, provide additional detail to show that QE Brushes will obtain sufficient working capital over the 12 months after the date of the financial statements in the registration statement. The additional detail should include:

- Prominent disclosure of QE Brushes' financial difficulties and viable plans to overcome those difficulties. See FRC 607.02.

- Disclosure of any known demands, commitments, or uncertainties that will result in QE Brushes' liquidity increasing or decreasing in any material way.

- Detailed cash flow discussion for the 12 month period following the date of the latest balance sheet presented.

- A reasonably detailed discussion of QE Brushes' ability or inability to produce sufficient cash to support operations.

- Management's plans, including relevant prospective financial information.

Alternatively, if QE Brushes does not have a viable plan to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements in the registration statement, tell us why you believe that it is appropriate to continue presenting the financial statements on a going concern basis. Provide similar disclosures in the footnotes to both annual and interim financial statements.

5. Address in a discrete risk factor significant matters relating to QE Brushes' liquidity problems and capital availability such as:

- The rate at which QE Brushes burned cash in the fiscal year ended December 31, 2008 and the interim period ended March 31, 2009.

- Known or anticipated costs of development of products and services, including the testing and refinement of QE Brushes' prototype product.

- Known or anticipated costs of marketing QE Brushes' product under its license agreement with Mr. Gregory P. Ruff.

- Known or anticipated costs of research and development to accommodate the design of QE Brushes' toothbrush to accommodate the manufacturing process.

- Known or anticipated costs of the manufacturing process for producing QE Brushes' toothbrush.

- Known or anticipated costs of sales and distribution channels for QE Brushes' toothbrush.

- Known or anticipated costs of obtaining patent protection for QE Brushes' toothbrush.

- Other known or anticipated material costs relating to QE Brushes' plan of operation.

6.   Refer to prior comment 3. It is unclear why you omit discussion of the involvement of Messrs. Gregory P. Ruff and Craig Littler with the registration statement on Form S-1 filed by KOKO, Ltd. on Form S-1, file no. 333-157878. Please revise.

7.   Update the financial statements. <u>See</u> Item 16 of Form S-1 and Article 8-08 of Regulation S-X. As appropriate, revise disclosures throughout the registration statement to reflect the updated financial statements. For example, refer to the risk factors, business, and plan of operations sections.

Risk Factors, page 8

8.   Refer to prior comment 8. As requested previously, delete the statements "The risks and uncertainties described below are not the only ones that impact on our operations and business. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also impair our business or operations."

9.   Refer to prior comment 9. Revise the risk factor "If we are unable to gauge trends…, our business may fail" on page 9 to remove the "There are no assurances" language.

10.   Refer to prior comment 12. As requested previously, discuss in greater detail what you mean by "our current operating policies and our strategies" and what impact those would have on QE Brushes and its securityholders. Note that the word "certain" implies that you may not have disclosed all material operating policies and strategies of QE Brushes that its board of directors has the authority to waive or modify. Please revise.

11.   Refer to prior comment 13. Identify here rather than by cross reference any present ventures organized by QE Brushes' directors, officers, or their affiliates.

Determination of Offering Price, page 19

12.   Refer to prior comment 14. Conform the disclosure here to that under "Registration Rights" on page 34 added in response to prior comment 35. As noted previously, QE Brushes will become a reporting company under the Exchange Act upon effectiveness of the registration statement filed March 16, 2009.

Selling Shareholders, page 19

13.   We note the responses to prior comments 16 and 17. Disclose that none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

14.   We note the response to prior comment 22. Disclose that QE Brushes may only substitute a new selling shareholder for an original selling shareholder by means of a prospectus supplement if:

- The change is not material.

- The number of shares or dollar amount registered does not change.

- The new selling shareholder's shares can be traced to those covered by the original registration statement.

Product Testing, page 28

15.   Refer to prior comment 27. As requested previously, disclose the schedule for completion of each component of the testing process described in this subsection. Specify the known or anticipated schedule for completion of the entire development process for the product before QE Brushes is able to being the manufacturing process. We note the disclosure on page 29 that the manufacturing process will take 12 months.

Competition, page 29

16.   Disclosure that QE Brushes faces "some" competition in the pet toothbrush industry is inconsistent with disclosure in the risk factors section on page 10 that QE Brushes faces "substantial" competition in the industry. Please reconcile the disclosures.

Intellectual Property, page 30; Certain Relationships and Related Transactions, page 42; Exhibit 10.1

17.   Refer to prior comment 30. As requested previously, state in the registration statement the expiration date of QE Brushes' license agreement with Mr. Gregory P. Ruff. Given that the license agreement was executed on March 2, 2008, it would appear that the license agreement's expiration date is March 2, 2011.

Rule 144 Shares, page 33

18.   Refer to prior comment 34. As requested previously, explain what Form 10 type information encompasses.

Directors, Executive Officers, Promoters and Control Persons, page 37

19.   FINRA is successor to NASD. Please revise the disclosure in Mr. Gregory Ruff's
        biographical paragraph to reflect that fact.

20.   Refer to prior comment 46. As requested previously, describe briefly Mr. Paul
        Charbonneau's business experience during the past five years. See Item 401(e)(1) of
        Regulation S-K.

Certain Relationships and Related Transactions, page 42

21.   As requested previously, disclose the information given to us in response to prior
        comment 52:

        •   QE Brushes' articles of incorporation expressly opt out of the prohibitions against
            combinations with interested stockholders contained in NRS 78.411 to 78.444.

        •   QE Brushes may engage in a combination with an interested stockholder.

Recent Sales of Unregistered Securities, page 45

22.   Refer to prior comment 59. As requested previously, state the value of the 130,000
        shares of common stock issued to a consultant for services. See Item 701(c) of
        Regulation S-K.

Undertakings, page 46

23.   Refer to prior comment 60. The Rule 430B undertakings under (i) and (ii) of 4(a) are
        inapplicable to this offering because QE Brushes is Form S-3 ineligible. The undertaking
        under (5) is inapplicable to this offering because this is a secondary offering of securities
        by the selling shareholders. As requested previously, please remove these undertakings.

Exhibit Index

24.   Refer to prior comment 61. The requirement of Item 16(a) of Form S-1 to furnish the
        exhibits as required by Item 601(b)(10) of Regulation S-K is a discrete requirement and
        is not synonymous with the requirement of Rule 102(d) of Regulation S-T to include an
        exhibit index immediately before the exhibits. As requested previously, include an
        exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation
        S-T.

<u>Exhibits</u>

25.   Refer to prior comments 11, 28, and 59. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the registrant should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10(iii) of Regulation S-K. <u>See</u> Question 146.04 under Regulation S-K in our "Compliance and Disclosure Interpretations" that are available on the Commission's website at http://www.sec.gov. Please file as exhibits written descriptions of the contracts.

<u>Other</u>

26.   Refer to prior comment 62. As requested previously, provide us a copy of the Form D filing made by QE Brushes on June 23, 2008.

<u>Closing</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Scott P. Doney, Esq.
Cane Clark LLP
3273 East Warm Springs
Las Vegas, NV 89120